Filed Pursuant to Rule 433
Registration No. 333-202524
February 17, 2016
FREE WRITING PROSPECTUS
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015,
and ETF Underlying Supplement dated March 5, 2015)



Structured Investments

HSBC USA Inc.

$

Capped Barrier Notes Linked to an Equally Weighted Basket Consisting of Three Exchange-Traded Funds due March 8, 2017 (the "Notes")

General

- Terms used in this free writing prospectus are described or defined herein and in the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. The Notes will have the terms described herein and in the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. **The Notes do not guarantee any return of principal, and you may lose up to 100% of your initial investment. The Notes will not bear interest.**
- This free writing prospectus relates to a single note offering. The purchaser of a Note will acquire a security linked to the Reference Asset described below.
- Although the offering relates to a Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any Basket Component (as defined below) or as to the suitability of an investment in the Notes.
- Senior unsecured debt obligations of HSBC USA Inc. maturing March 8, 2017.
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
- **If the terms of the Notes set forth below are inconsistent with those described in the accompanying ETF Underlying Supplement, prospectus supplement and prospectus, the terms set forth below will supersede.**
- Any payment on the Notes is subject to the Issuer's credit risk.

Key Terms

Issuer:	HSBC USA Inc.
Reference Asset:	The Notes are linked to an equally weighted basket (the "Basket") consisting of the Technology Select Sector SPDR® Fund ("XLK"), the Health Care Select Sector SPDR® Fund ("XLV") and the Consumer Discretionary Select Sector SPDR® Fund ("XLY") (each such exchange-traded fund, a "Basket Component" and together, the "Basket Components").
Component Weightings:	With respect to each Basket Component, 1/3.
Knock-Out Event:	A Knock-Out Event occurs if the Basket Ending Level has decreased, as compared to the Basket Starting Level, by a percentage that is greater than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	19.50%
Contingent Minimum Return:	0%
Maximum Cap:	15%
Principal Amount:	$1,000 per Note
Trade Date:	February 19, 2016
Pricing Date:	February 19, 2016
Original Issue Date:	February 24, 2016
Final Valuation Date:	March 3, 2017, subject to adjustment as described in "Additional Terms of the Notes—Valuation Dates" in the accompanying ETF Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date and is expected to be March 8, 2017. The Maturity Date is subject to adjustment as described in the section "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.
Payment at Maturity:	*If a Knock-Out Event has occurred,* you will receive a cash payment on the Maturity Date that will reflect the performance of the Reference Asset. Under these circumstances, your Payment at Maturity per $1,000 Principal Amount will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Basket Return})$$

If a Knock-Out Event has occurred and the Basket Ending Level is less than the Basket Starting Level, you will lose some or all of your investment. **This means that if the Basket Return is -100%, you will lose your entire investment.**

If a Knock-Out Event has not occurred, you will receive a cash payment on the Maturity Date that will reflect the performance of the Reference Asset, subject to the Contingent Minimum Return and the Maximum Cap. If a Knock-Out Event has not occurred, your Payment at Maturity per $1,000 Principal Amount will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Basket Return}), \text{ subject to the Contingent Minimum Return and the Maximum Cap.}$$

For additional clarification, please see "What Is the Total Return on the Notes at Maturity Assuming a Range of Performances for the Reference Asset?" herein.

Basket Return:	The quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Basket Ending Level} - \text{Basket Starting Level}}{\text{Basket Starting Level}}$$

Basket Starting Level:	Set equal to 100 on the Pricing Date.
Basket Ending Level:	The Basket Closing Level, as determined on the Final Valuation Date.
Basket Closing Level:	The Basket Closing Level will be calculated as follows: 100 × [1 + (the sum of the Basket Component return multiplied by the respective component weighting, for each Basket Component)]
	Each of the Basket Component returns set forth in the formula above refers to the return for the relevant Basket Component, which reflects the performance of the relevant Basket Component, expressed as the percentage change from the Initial Price of that Basket Component to the Final Price of that Basket Component, calculated as follows:

$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$

Initial Price:	The Official Closing Price of the respective Basket Component on the Pricing Date, as determined by the Calculation Agent.
Final Price:	The Official Closing Price of the respective Basket Component on the Final Valuation Date, as determined by the Calculation Agent.
Estimated Initial Value:	The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Selected Risk Considerations—The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."
Calculation Agent:	HSBC USA Inc. or one of its affiliates
CUSIP/ISIN:	40433UJQ0/US40433UJQ04
Form of the Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the Notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page 6 of this document and "Risk Factors" beginning on page S-1 of the ETF Underlying Supplement and page S-1 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or determined that this free writing prospectus, or the accompanying ETF Underlying Supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC Securities (USA) Inc. or another of our affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates will be used in a market-making transaction.** HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Notes from us for distribution to the placement agents. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this free writing prospectus.

J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates are purchasing the Notes for resale. JPMorgan Chase Bank N.A. may purchase the Notes on behalf of certain fiduciary accounts. J.P. Morgan Securities LLC, certain of its registered broker-dealer affiliates and JPMorgan Chase Bank N.A. will not receive fees from us for sales to fiduciary accounts.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $965 and $990 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" above and "Selected Risk Considerations" beginning on page 6 of this document for additional information.

	Price to Public[(1)]	Fees and Commissions	Proceeds to Issuer
Per Note	$1,000	$10	$990
Total	$	$	$

[(1)] Certain fiduciary accounts purchasing the Notes will pay a purchase price of $990 per Note, and the placement agents with respect to sales made to such accounts will forgo any fees.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

JPMorgan
Placement Agent
February [•], 2016

Additional Terms Specific to the Notes

This free writing prospectus relates to a single note offering linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security linked to the Reference Asset. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the Note offering relates only to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any Basket Component or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the ETF Underlying Supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying ETF Underlying Supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page 6 of this free writing prospectus and "Risk Factors" beginning on page S-1 of the accompanying ETF Underlying Supplement and page S-1 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and the ETF Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and ETF Underlying Supplement if you request them by calling toll-free 1 866 811 8049.

You may also obtain:

- The ETF Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014329/v403640_424b2.htm
- The prospectus supplement at:
http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm
- The prospectus at:
http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. The Trade Date, the Pricing Date and the other terms of the Notes are subject to change, and will be set forth in the final pricing supplement relating to the Notes. In the event of any material changes to the terms of the Notes, we will notify you.

Summary

The four charts below provide a summary of the Notes, including Note characteristics and risk considerations as well as an illustrative diagram and table reflecting hypothetical returns at maturity.   These charts should be reviewed together with the disclosure regarding the Notes contained in this free writing prospectus as well as in the accompanying ETF Underlying Supplement, prospectus and prospectus supplement.

The following charts illustrate the hypothetical total return at maturity on the Notes. The "total return" as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The hypothetical total returns set forth below reflect the Basket Starting Level of 100, the Knock-Out Buffer Amount of 19.50%, the Contingent Minimum Return of 0% and the Maximum Cap of 15%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Note Characteristics	
Reference Asset:	Equally weighted basket of the Basket Components
Basket Components:	The Technology Select Sector SPDR® Fund ("XLK"), the Health Care Select Sector SPDR® Fund ("XLV") and the Consumer Discretionary Select Sector SPDR® Fund ("XLY")
Currency:	USD
Knock-Out Buffer Amount:	19.50%
Contingent Minimum Return:	0%
Maximum Cap:	15%
Final Valuation Date:	March 3, 2017 (expected)
Potential Gain:	0% or Basket Return (greater of), up to the Maximum Cap
Maximum Potential Loss:	100%
Maturity:	Approximately 1 year
Settlement:	Cash

- **Appreciation Potential:**
  The Notes provide the opportunity to participate in the appreciation of the Reference Asset at maturity. If the Basket Ending Level does not decrease by more than the Knock-Out Buffer Amount on the Final Valuation Date, you will receive a payment reflecting the performance of the Reference Asset, subject to the Contingent Minimum Return and the Maximum Cap.
- **No Guaranteed Return of Principal:**
  Full principal at risk if a Knock-Out Event occurs.

Hypothetical Total Return on the Notes



Hypothetical Basket Ending Level	Hypothetical Basket Returns	Hypothetical Total Return
200.00	100.00%	15.00%
180.00	80.00%	15.00%
160.00	60.00%	15.00%
140.00	40.00%	15.00%
120.00	20.00%	15.00%
115.00	**15.00%**	**15.00%**
110.00	10.00%	10.00%
105.00	5.00%	5.00%
100.00	**0.00%**	**0.00%**
95.00	-5.00%	0.00%
90.00	-10.00%	0.00%
85.00	-15.00%	0.00%
80.50	**-19.50%**	**0.00%**
80.00	-20.00%	-20.00%
60.00	-40.00%	-40.00%
40.00	-60.00%	-60.00%
20.00	-80.00%	-80.00%
0.00	-100.00%	-100.00%

Summary Selected Risk Considerations (see page 6)

We urge you to read "Selected Risk Considerations" herein and "Risk Factors" beginning on page S-1 of the ETF Underlying Supplement and page S-1 of the prospectus supplement. Investing in the Notes is not equivalent to investing directly in the Reference Asset. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying ETF Underlying Supplement, prospectus supplement and prospectus.

- Your investment in the Notes may result in a loss.
- Your maximum gain on the Notes is limited to the Maximum Cap.
- The amount payable on the Notes is not linked to the level of the Reference Asset at any time other than on the Final Valuation Date.
- The Notes are subject to the credit risk of HSBC USA Inc.
- Changes in the values of the Basket Components may offset each other.
- Suitability of the Notes for investment.
- The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.
- The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.
- If HSBC Securities (USA) Inc. were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.
- There is limited anti-dilution protection.
- The performance and market value of a Basket Component during periods of market volatility may not correlate with the performance of its underlying index as well as the net asset value per share of that Basket Component.
- Management risk.
- No interest or dividend payments or voting rights.
- There are risks associated with concentration of investment in particular sectors.
- Potentially inconsistent research, opinions or recommendations by HSBC and JPMorgan.
- The Notes lack liquidity.
- Potential conflicts.
- The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.
- Historical performance of a Basket Component should not be taken as an indication of its future performance during the term of the Notes.
- Market disruptions may adversely affect your return.
- Many economic and market factors will impact the value of the Notes.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The Notes provide the opportunity to participate in the appreciation of the Reference Asset at maturity. ***If a Knock-Out Event has not occurred,*** in addition to the Principal Amount, you will receive at maturity at least the Contingent Minimum Return of 0% on the Notes, or a minimum Payment at Maturity of $1,000 for every $1,000 Principal Amount. If a Knock-Out Event has not occurred and the Basket Ending Level is greater than the Basket Starting Level, in addition to the Principal Amount, you will receive at maturity a return on the Notes equal to the Basket Return, subject to the Maximum Cap of 15%. Because the Notes are our senior unsecured debt obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **THE CONTINGENT MINIMUM RETURN APPLIES ONLY IF A KNOCK-OUT EVENT HAS NOT OCCURRED** — ***If a Knock-Out Event has not occurred,*** you will receive at least the Principal Amount at maturity, even if the Basket Ending Level is below the Basket Starting Level. ***If a Knock-Out Event has occurred and the Basket Ending Level is less than the Basket Starting Level,*** you will lose 1% of your Principal Amount for every 1% that the Basket Ending Level is less than the Basket Starting Level. If a Knock-Out Event has occurred and the Basket Return is -100%, you will lose your entire investment.

- **TAX TREATMENT** — There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, the Notes should be treated as pre-paid executory contracts with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the Notes as pre-paid executory contracts with respect to the Reference Asset. Pursuant to this approach and subject to the discussion below regarding "constructive ownership transactions," we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we generally intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes.

  Despite the foregoing, U.S. holders (as defined in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code"), contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the XLK, the XLV and the XLY (the "Underlying Shares") included in the Reference Asset). Under the "constructive ownership" rules, if an investment in the Notes is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of a Note will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the Note (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the Note). Furthermore, unless otherwise established by clear and convincing evidence, the "net underlying long-term capital gain" is treated as zero.

  Although the matter is not clear, there exists a risk that an investment in the Notes will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a Note will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each Note will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a Note and attributable to the relevant Underlying Shares over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the relevant Underlying Shares at fair market value on the original issue date of such Note for an amount equal to the relevant portion of the "issue price" of the Note and, upon the date of sale, exchange or maturity of the Note, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the relevant Underlying Shares over the term of the Note). Accordingly, it is possible that all or a portion of any gain on the sale or settlement of the Note after one year could be treated as "Excess Gain" from a "constructive ownership transaction," which gain would be recharacterized as ordinary income, and subject to an interest charge. U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

  We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, would be treated as a passive foreign investment company ("PFIC") or a United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply to a U.S. holder in the case of a PFIC and to a non-U.S. holder (as defined in the accompanying prospectus supplement) in the case of a USRPHC. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

Recently finalized Treasury Regulations provide that withholding on "dividend equivalent" payments (as discussed in the accompanying prospectus supplement), if any, will not apply to Notes issued before January 1, 2017. Additionally, the IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale or redemption of the Notes will only apply to payments made after December 31, 2018.

For additional discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Investor Suitability

The Notes may be suitable for you if:

- You seek an investment with a return linked to the potential positive performance of the Reference Asset and you believe that the level of the Reference Asset will increase over the term of the Notes.

- You are willing to invest in the Notes based on the Maximum Cap indicated herein, which may limit your return at maturity.

- You are willing to make an investment that is exposed to the negative Basket Return on a 1-to-1 basis for each percentage point that the Basket Return is less than zero when a Knock-Out Event has occurred.

- You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

- You are willing to forgo dividends or other distributions paid to holders of the Basket Components or the stocks comprising the Basket Components.

- You do not seek current income from your investment.

- You do not seek an investment for which there is an active secondary market.

- You are willing to hold the Notes to maturity.

- You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

- You believe that the Basket Return will be negative or that the Basket Return will not be sufficiently positive to provide you with your desired return.

- You are unwilling to invest in the Notes based on the Maximum Cap indicated herein, which may limit your return at maturity.

- You are unwilling to make an investment that is exposed to the negative Basket Return on a 1-to-1 basis for each percentage point that the Basket Return is less than zero when a Knock-Out Event has occurred.

- You seek an investment that provides full return of principal.

- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- You prefer to receive the dividends or other distributions paid on the Basket Components or the stocks comprising the Basket Components.

- You seek current income from your investment.

- You seek an investment for which there will be an active secondary market.

- You are unable or unwilling to hold the Notes to maturity.

- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the Basket Components. These risks are explained in more detail in the "Risk Factors" sections of the accompanying ETF Underlying Supplement and prospectus supplement.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Reference Asset and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Basket Return is positive or negative. If the Basket Ending Level is below the Basket Starting Level by a percentage that is more than the Knock-Out Buffer Amount of 19.50%, a Knock-Out Event has occurred, and the benefit provided by the Knock-Out Buffer Amount will terminate. Under these circumstances, you will lose 1% of the Principal Amount for each 1% that the Basket Ending Level is less than the Basket Starting Level. **IF A KNOCK-OUT EVENT OCCURS, YOU MAY LOSE UP TO 100% OF YOUR INVESTMENT**.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM CAP** — If the Basket Ending Level is greater than the Basket Starting Level, you will receive a positive return equal to the Basket Return but not exceeding the Maximum Cap of 15%, regardless of the appreciation in the Reference Asset, which may be significantly greater than the Maximum Cap. **YOU WILL NOT RECEIVE A RETURN ON THE NOTES GREATER THAN THE MAXIMUM CAP.**

- **THE AMOUNT PAYABLE ON THE NOTES IS NOT LINKED TO THE LEVEL OF THE REFERENCE ASSET AT ANY TIME OTHER THAN ON THE FINAL VALUATION DATE** — The Basket Ending Level will be based on the Basket Closing Level on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the level of the Reference Asset appreciates prior to the Final Valuation Date but then drops on the Final Valuation Date to a level that is less than the Basket Starting Level, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the level of the Reference Asset prior to such decrease. Although the actual level of the Reference Asset on the Maturity Date or at other times during the term of the Notes may be higher than the Basket Ending Level, the Payment at Maturity will be based solely on the Basket Closing Level of the Reference Asset on the Final Valuation Date.

- **THE NOTES ARE SUBJECT TO THE CREDIT RISK OF HSBC USA INC.** — The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

- **CHANGES IN THE VALUES OF THE BASKET COMPONENTS MAY OFFSET EACH OTHER** — Movements in the prices of the Basket Components may not correlate with each other. At a time when the price of one or more of the Basket Components increases, the price of the other Basket Components may not increase as much or may even decline. Therefore, in calculating the Basket Closing Level and the Basket Return, increases in the price of one or more of the Basket Components may be moderated, or more than offset, by lesser increases or declines in the price of the other Basket Components.

- **SUITABILITY OF THE NOTES FOR INVESTMENT** — You should only reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the information set out in this free writing prospectus. Neither HSBC nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

- **THE ESTIMATED INITIAL VALUE OF THE NOTES, WHICH WILL BE DETERMINED BY US ON THE PRICING DATE, WILL BE LESS THAN THE PRICE TO PUBLIC AND MAY DIFFER FROM THE MARKET VALUE OF THE NOTES IN THE SECONDARY MARKET, IF ANY** — The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

- **THE PRICE OF YOUR NOTES IN THE SECONDARY MARKET, IF ANY, IMMEDIATELY AFTER THE PRICING DATE WILL BE LESS THAN THE PRICE TO PUBLIC** — The price to public takes into account certain costs. These costs will include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the Notes. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

- **IF HSBC SECURITIES (USA) INC. WERE TO REPURCHASE YOUR NOTES IMMEDIATELY AFTER THE ORIGINAL ISSUE DATE, THE PRICE YOU RECEIVE MAY BE HIGHER THAN THE ESTIMATED INITIAL VALUE OF THE NOTES** — Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 3 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the securities and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

- **THERE IS LIMITED ANTI-DILUTION PROTECTION** — The calculation agent will adjust the Final Price, for certain events affecting the shares of a Basket Component, such as stock splits and corporate actions which may affect the price of a Basket Component. The calculation agent is not required to make an adjustment for every corporate action which affects the shares of a Basket Component. If an event occurs that does not require the calculation agent to adjust the price of the shares of a Basket Component, the market price of the Notes and the Payment at Maturity may be materially and adversely affected. See "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" beginning on page S-47 of the accompanying ETF Underlying Supplement.

- **THE PERFORMANCE AND MARKET VALUE OF A BASKET COMPONENT DURING PERIODS OF MARKET VOLATILITY MAY NOT CORRELATE WITH THE PERFORMANCE OF ITS UNDERLYING INDEX AS WELL AS THE NET ASSET VALUE PER SHARE OF THAT BASKET COMPONENT** — During periods of market volatility, securities underlying a Basket Component may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of that Basket Component and the liquidity of that Basket Component may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of that Basket Component. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of a Basket Component. As a result, under these circumstances, the market value of shares of a Basket Component may vary substantially from the net asset value per share of that Basket Component. For all of the foregoing reasons, the performance of a Basket Component may not correlate with the performance of its underlying index as well as the net asset value per share of that Basket Component, which could materially and adversely affect the value of the Notes in the secondary market and/or reduce your payment at maturity.

- **MANAGEMENT RISK** — The Basket Components are not managed according to traditional methods of ''active'' investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the Basket Components, utilizing a ''passive'' or indexing investment approach, attempt to approximate the investment performance of the underlying index by investing in a portfolio of securities that generally replicate the relevant underlying index. Therefore, unless a specific security is removed from its underlying index, a Basket Component generally would not sell a security because the security's issuer was in financial trouble. In addition, the Basket Components are subject to the risk that the investment strategy of the investment adviser may not produce the intended results.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Basket Components would have. As a result, the return on an investment in the Notes may be less than the return on a direct investment in the Basket Components.

- **THERE ARE RISKS ASSOCIATED WITH CONCENTRATION OF INVESTMENT IN PARTICULAR SECTORS** — The equity securities held by the Basket Components are issued by companies that are in the technology sector, the health care sector or the consumer discretionary sector, as applicable. Consequently, the return on the Notes will be subject to risks associated with these sectors, and the value of the Notes may be subject to greater volatility and be more adversely affected by economic, environmental, political or regulatory occurrence affecting these sectors than an investment linked to a more broadly diversified group of issuers.

- **POTENTIALLY INCONSISTENT RESEARCH, OPINIONS OR RECOMMENDATIONS BY HSBC AND JPMORGAN** — HSBC, JPMorgan, or their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes and which may be revised at any time. Any such research, opinions or recommendations could affect the level of the Reference Asset, and therefore, the market value of the Notes.

- **THE NOTES LACK LIQUIDITY** — The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the Notes in the secondary market. However, it is not required to do so and may cease making such offers at any time if at all. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.

- **POTENTIAL CONFLICTS** — HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging its obligations under the Notes. In performing these duties, the economic interests of the Calculation Agent and other affiliates of HSBC are potentially adverse to your interests as an investor in the Notes. HSBC and the Calculation Agent are under no obligation to consider your interests as a holder of the Notes in taking any corporate actions or other actions that might affect the level of the Reference Asset and the value of the Notes.

- **THE NOTES ARE NOT INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION** — The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

- **HISTORICAL PERFORMANCE OF A BASKET COMPONENT SHOULD NOT BE TAKEN AS AN INDICATION OF ITS FUTURE PERFORMANCE DURING THE TERM OF THE NOTES** — It is impossible to predict whether the level of the Reference Asset or any Basket Component will rise or fall. The Basket Components and consequently, the Reference Asset will be influenced by complex and interrelated political, economic, financial and other factors.

- **MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN** — The Calculation Agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining the level of the Reference Asset in the manner described herein, and calculating the amount that we are required to pay you upon maturity, or from properly hedging its obligations under the Notes. These events may include disruptions or suspensions of trading in the markets as a whole. If the Calculation Agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the Notes or prevents the Calculation Agent from determining the Basket Return or Payment at Maturity in the ordinary manner, the Calculation Agent will determine the Basket Return or Payment at Maturity in good faith and in a commercially reasonable manner, and it is possible that the Final Valuation Date and the Maturity Date will be postponed, which may adversely affect the return on your Notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Reference Asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  - the expected volatility of the Basket Components;

  - the time to maturity of the Notes;

  - the dividend rate on the equity securities held by the Basket Components;

  - interest and yield rates in the market generally;

  - a variety of economic, financial, political, regulatory or judicial events that affect the Basket Components or the stock markets generally; and

  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performances for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes. The "total return" as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The hypothetical total returns set forth below reflect the Knock-Out Buffer Amount of 19.50%, the Contingent Minimum Return of 0%, the Maximum Cap of 15%, and the Basket Starting Level of 100. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Hypothetical Basket Ending Level	Hypothetical Basket Return	Hypothetical Total Return
200.00	100.00%	15.00%[1]
180.00	80.00%	15.00%[1]
160.00	60.00%	15.00%[1]
140.00	40.00%	15.00%[1]
120.00	20.00%	15.00%[1]
115.00	**15.00%**	**15.00%[1]**
110.00	10.00%	10.00%[1]
105.00	5.00%	5.00%[1]
100.00	**0.00%**	**0.00%[1]**
95.00	-5.00%	0.00%[1]
90.00	-10.00%	0.00%[1]
85.00	-15.00%	0.00%[1]
80.50	**-19.50%**	**0.00%[1]**
80.00	-20.00%	-20.00%[2]
60.00	-40.00%	-40.00%[2]
40.00	-60.00%	-60.00%[2]
20.00	-80.00%	-80.00%[2]
0.00	-100.00%	-100.00%[2]

[1] Since the Basket Ending Level has not declined, as compared to the Basket Starting Level, by a percentage that is more than 19.50%, a Knock-out Event has not occurred.

[2] Since the Basket Ending Level has declined, as compared to the Basket Starting Level, by a percentage that is more than 19.50%, a Knock-out Event has occurred.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how certain of the total returns set forth in the table above are calculated.

Example 1: A Knock-Out Event has not occurred, and the level of the Reference Asset decreases from the Basket Starting Level of 100.00 to a hypothetical Basket Ending Level of 90.00. Because a Knock-Out Event has not occurred and the Basket Return of -10.00% is less than the Contingent Minimum Return of 0.00%, the investor benefits from the Contingent Minimum Return and receives a Payment at Maturity of $1,000.00 per $1,000 Principal Amount.

Example 2: A Knock-Out Event has not occurred, and the level of the Reference Asset increases from the Basket Starting Level of 100.00 to a hypothetical Basket Ending Level of 110.00. Because a Knock-Out Event has not occurred and the Basket Return of 10.00% is greater than the Contingent Minimum Return of 0.00% but less than the Maximum Cap of 15.00%, the investor receives a Payment at Maturity of $1,100.00 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times 10.00\%) = \$1,100.00$$

Example 3: A Knock-Out Event has not occurred, and the level of the Reference Asset increases from the Basket Starting Level of 100.00 to a hypothetical Basket Ending Level of 140.00. Because a Knock-Out Event has not occurred and the Basket Return of 40.00% is greater than the Maximum Cap of 15.00%, the investor receives a Payment at Maturity of $1,150.00 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times 15.00\%) = \$1,150.00$$

Example 4: A Knock-Out Event has occurred, and the level of the Reference Asset decreases from the Basket Starting Level of 100.00 to a hypothetical Basket Ending Level of 60.00. Because a Knock-Out Event has occurred and the Basket Return is -40.00%, the investor is exposed to the negative performance of the Reference Asset and receives a Payment at Maturity of $600.00 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times -40.00\%) = \$600.00$$

Information Relating to the Basket

The following graph illustrates the hypothetical daily performance of the Basket from January 1, 2008 through February 16, 2016 based on information from the Bloomberg Professional® service, if the level of the basket were set to equal 100 on December 31, 2007. The hypothetical performance reflects the performance the Basket would have exhibited based on the actual historical performance of the Basket Components. Neither the hypothetical performance of the Basket nor the actual historical performance of the Basket Components should be taken as indications of future performance.

We cannot give you assurance that the performance of the Basket will result in the return of your initial investment. Any payment on the Notes is subject to the credit risk of HSBC.



Information Relating to the Basket Components

General

This free writing prospectus is not an offer to sell and it is not an offer to buy interests in any Basket Component. All disclosures contained in this free writing prospectus regarding the Basket Components are derived from publicly available information. Neither HSBC nor any of its affiliates has made any independent investigation as to the information about the Basket Components that is contained in this free writing prospectus. You should make your own investigation into each Basket Component.

We have derived all information regarding the Basket Components, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by the Select Sector SPDR® Trust and SSgA Funds Management, Inc. ("SSFM"). We have not undertaken any independent review or due diligence of publicly available information regarding the Basket Components. The Basket Components are investment portfolios managed by SSFM, the investment adviser to each Basket Component.

The Select Sector SPDR® Trust is a registered investment company that consists of eleven separate investment portfolios (each, a "Select Sector SPDR® Fund"), including the XLK, the XLV and the XLY. Each Select Sector SPDR® Fund is an Index Fund that invests in a particular sector or group of industries represented by a specified Select Sector Index (together, the "Select Sector Indices"). The companies included in each Select Sector Index are selected on the basis of the Global Industry Classification Standard from a universe of companies defined by the S&P 500® Index (the "SPX"). The Select Sector Indices upon which the Select Sector SPDR® Funds are based, together, comprise all of the companies in the SPX. Additional information about how each of the Select Sector Indices is determined and calculated can be found in the section "The Health Care Select Sector SPDR® Fund" in the ETF Underlying Supplement, and is applicable to each of the Basket Components, except as discussed in this section.

Information provided to or filed with the SEC by the Select Sector SPDR® Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-57791 and 811-08837, respectively, through the SEC's website at http://www.sec.gov.

Technology Select Sector SPDR® Fund ("XLK")

The Technology Select Sector SPDR® Fund trades on the NYSE Arca, Inc. ("NYSE Arca") under the ticker symbol "XLK."

The XLK seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P Technology Select Sector Index. The S&P Technology Select Sector Index measures the performance of the technology sector of the U.S. equity market. The S&P Technology Select Sector Index is composed of companies whose primary line of business is directly associated with the technology sector.

The S&P Technology Select Sector Index includes companies from the following industries: computers & peripherals; software; diversified telecommunication services; communications equipment; semiconductors & semiconductor equipment; internet software & services; IT services; electronic equipment, instruments & components; wireless telecommunication services; and office electronics. As of January 31, 2016, the S&P Technology Select Sector Index is one of eleven Select Sector Indexes developed and maintained in accordance with the following criteria: (1) each of the component securities in the index is a constituent company of the S&P 500® Index; and (2) the index is calculated by S&P Dow Jones Indices LLC ("S&P DJI") based on methodology proprietary to the S&P DJI and BofA Merrill Lynch Research using a "modified market capitalization" methodology, which means that modifications may be made to the market capitalization weights of single stock concentrations in order to conform to the requirements of the Internal Revenue Code of 1986, as amended. As of December 31, 2015, the index was composed of 74 stocks.

Historical Performance of the XLK

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the XLK for each quarter in the period from January 1, 2008 through February 16, 2016. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in U.S. dollars and rounded to the nearest penny. Historical prices of the XLK should not be taken as an indication of its future performance.

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	26.62	21.78	22.50
June 30, 2008	25.43	22.50	22.88
September 30, 2008	23.70	19.07	19.80
December 31, 2008	19.80	13.20	15.41
March 31, 2009	16.31	13.22	15.62
June 30, 2009	18.43	15.62	18.17
September 30, 2009	20.99	17.34	20.87
December 31, 2009	23.13	20.25	22.87
March 31, 2010	23.26	20.84	23.09
June 30, 2010	24.06	20.40	20.40
September 30, 2010	23.15	20.29	23.02
December 31, 2010	25.28	22.84	25.18
March 31, 2011	27.01	24.69	26.07
June 30, 2011	26.84	24.49	25.70
September 30, 2011	26.74	22.52	23.57
December 30, 2011	26.51	23.04	25.45
March 30, 2012	30.44	25.45	30.15
June 29, 2012	30.48	27.20	28.75
September 28, 2012	31.66	27.90	30.83
December 31, 2012	31.05	27.62	28.95
March 31, 2013	30.43	28.95	30.27
June 28, 2013	32.20	29.31	30.59
September 30, 2013	32.80	30.59	32.03
December 31, 2013	35.74	31.53	35.74
March 31, 2014	36.65	34.09	36.35
June 30, 2014	38.42	35.20	38.35
September 30, 2014	40.60	38.35	39.91
December 31, 2014	42.49	37.21	41.35
March 31, 2015	43.43	39.90	41.44
June 30, 2015	43.78	41.36	41.40
September 30, 2015	43.67	37.70	39.50
December 31, 2015	44.57	39.50	42.83
February 16, 2016*	42.83	38.71	39.97

* This free writing prospectus includes information for the first calendar quarter of 2016 for the period from January 1, 2016 through February 16, 2016. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2016.

The graph below illustrates the performance of the XLK from January 1, 2008 through February 16, 2016, based on information from the Bloomberg Professional® service. The Official Closing Price of the XLK on February 16, 2016 was $39.97. **Past performance of the XLK is not indicative of its future performance.**

Historical Performance of the XLK



Health Care Select Sector SPDR Fund ("XLV")

The Health Care Select SECTOR SPDR® Fund is an exchange-traded fund that trades on the NYSE Arca under the ticker symbol "XLV."

The XLV seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded equity securities of companies in the health care services sector, as represented by the Health Care Select Sector Index (the "IXV"). The IXV measures the performance of the health care sector of the U.S. equity market and includes companies in the following sub-sectors: pharmaceuticals; health care equipment and supplies; health care providers and services; biotechnology; life sciences tools and services and health care technology. As of January 31, 2016, the IXV is one of eleven Select Sector Indexes developed and maintained in accordance with the following criteria: (1) each of the component securities in the index is a constituent company of the S&P 500® Index; (2) each stock in the S&P 500® Index is allocated to one and only one of the Select Sector Indexes; and (3) the index is calculated by S&P DJI and BofA Merrill Lynch Research using a modified "market capitalization" methodology. This design ensures that each of the component stocks within a Select Sector Index is represented in a proportion consistent with its percentage with respect to the total market capitalization of such Select Sector Index. Under certain conditions, however, the weighting of a component stock within the Select Sector Index may be adjusted to conform to Internal Revenue Code requirements. As of December 31, 2015, the IVX was composed of 56 stocks.

For more information about the XLV, please refer to "The Health Care Select SECTOR SPDR® Fund" beginning on page S-12 of the accompanying ETF Underlying Supplement.

Historical Performance of the XLV

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the XLV for each quarter in the period from January 1, 2008 through February 16, 2016. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in U.S. dollars and rounded to the nearest penny. Historical prices of the XLV should not be taken as an indication of its future performance.

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	36.44	30.64	30.93
June 30, 2008	32.25	29.92	30.56
September 30, 2008	33.61	29.93	30.45
December 31, 2008	30.45	23.56	26.55
March 31, 2009	27.46	21.88	24.21
June 30, 2009	26.53	23.77	26.31
September 30, 2009	29.04	25.64	28.67
December 31, 2009	31.64	28.05	31.08
March 31, 2010	33.00	30.68	32.08
June 30, 2010	32.31	28.17	28.17
September 30, 2010	30.70	27.96	30.48
December 31, 2010	31.77	30.19	31.50
March 31, 2011	33.18	31.50	33.13
June 30, 2011	36.42	33.13	35.52
September 30, 2011	35.95	29.99	31.72
December 30, 2011	34.88	30.70	34.69
March 30, 2012	37.59	34.69	37.59
June 29, 2012	38.00	35.53	38.00
September 28, 2012	40.31	37.40	40.11
December 31, 2012	41.35	38.64	39.95
March 31, 2013	45.95	39.95	45.95
June 28, 2013	49.62	45.95	47.61
September 30, 2013	52.04	47.57	50.57
December 31, 2013	55.47	49.87	55.44
March 31, 2014	60.12	54.86	58.49
June 30, 2014	61.23	55.71	60.83

September 30, 2014	65.27	59.82	63.91
December 31, 2014	71.04	60.21	68.38
March 31, 2015	74.88	68.02	72.50
June 30, 2015	76.45	71.68	74.39
September 30, 2015	77.22	64.29	66.23
December 31, 2015	72.99	66.23	72.05
February 16, 2016*	72.05	63.52	65.58

* This free writing prospectus includes information for the first calendar quarter of 2016 for the period from January 1, 2016 through February 16, 2016. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2016.

The graph below illustrates the performance of the XLV from January 2, 2008 through February 16, 2016, based on information from the Bloomberg Professional® service. The Official Closing Price of the XLV on February 16, 2016 was $65.58. **Past performance of the XLV is not indicative of its future performance.**

Historical Performance of the XLV



Consumer Discretionary Select Sector SPDR® Fund ("XLY")

The Consumer Discretionary Select Sector SPDR® Fund trades on the NYSE Arca under the ticker symbol "XLY."

The XLY seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Consumer Discretionary Select Sector Index ("IXY"). The IXY measures the performance of the consumer discretionary sector of the U.S. equity market. The IXY is composed of companies whose primary line of business is directly associated with the consumer discretionary sector.

The IXY is a modified market capitalization-based index intended to track the movements of companies that are components of the S&P 500® Index and are involved in consumer discretionary sector. The IXY, which serves as a benchmark for the XLY, was launched on December 16, 1998 with a launch value of 245.12.

The IXY includes securities of companies from the following industries: media; retail (specialty, multiline, internet and catalog); hotels, restaurants and leisure; textiles, apparel and luxury goods; household durables; automobiles; auto components; distributors; leisure products; and diversified consumer services. The IXY is one of eleven Select Sector Indexes developed and maintained in accordance with the following criteria: (1) each of the component securities in the index is a constituent company of the S&P 500 Index; and (2) the index is calculated by S&P DJI based on methodology proprietary to S&P DJI and BofA Merrill Lynch Research using a "modified market capitalization" methodology, which means that modifications may be made to the market capitalization weights of single stock concentrations in order to conform to the requirements of the Internal Revenue Code of 1986, as amended. As of December 31, 2015, the IXY was composed of 87 stocks.

Historical Performance of the XLY

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the XLY for each quarter in the period from January 1, 2008 through February 16, 2016. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in U.S. dollars and rounded to the nearest penny. Historical prices of the XLY should not be taken as an indication of its future performance.

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	32.97	29.56	30.89
June 30, 2008	33.67	28.28	28.28
September 30, 2008	31.57	26.71	28.01
December 31, 2008	28.01	16.33	21.57
March 31, 2009	23.01	16.11	19.65
June 30, 2009	24.43	19.65	23.08
September 30, 2009	27.82	21.80	27.47
December 31, 2009	30.26	26.53	29.77
March 31, 2010	33.11	28.59	32.84
June 30, 2010	35.95	29.13	29.13
September 30, 2010	33.75	29.04	33.41
December 31, 2010	37.77	33.38	37.41
March 31, 2011	40.02	37.10	39.01
June 30, 2011	40.87	37.80	40.21
September 30, 2011	41.62	34.06	34.92
December 30, 2011	39.90	33.84	39.02
March 30, 2012	45.39	39.02	45.10
June 29, 2012	46.16	41.74	43.78
September 28, 2012	47.79	42.73	46.77
December 31, 2012	48.29	44.88	47.43
March 31, 2013	52.96	47.43	52.96
June 28, 2013	57.68	52.55	56.40
September 30, 2013	61.54	56.40	60.63
December 31, 2013	66.83	58.90	66.83
March 31, 2014	67.51	61.17	64.72
June 30, 2014	66.94	62.24	66.74
September 30, 2014	69.26	65.35	66.69
December 31, 2014	72.78	63.17	72.15
March 31, 2015	76.88	68.76	75.13
June 30, 2015	78.19	75.02	76.48
September 30, 2015	80.29	71.10	74.26
December 31, 2015	81.77	74.26	78.15
February 16, 2016*	78.15	68.51	71.48

* This free writing prospectus includes information for the first calendar quarter of 2016 for the period from January 1, 2016 through February 16, 2016. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2016.

The graph below illustrates the performance of the XLY from January 1, 2008 through February 16, 2016, based on information from the Bloomberg Professional® service. The Official Closing Price of the XLY on February 16, 2016 was $71.48. **Past performance of the XLY is not indicative of its future performance.**

Historical Performance of the XLY



Events of Default and Acceleration

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in "Key Terms—Payment at Maturity" in this free writing prospectus. In that case, the trading day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Basket Return (including the Basket Ending Level). The accelerated Maturity Date will be the third business day following the postponed accelerated Final Valuation Date.

If the Notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates, acting as placement agents, at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the Notes. The placement agents for the Notes will receive a fee that will not exceed $10 per $1,000 Principal Amount. Certain fiduciary accounts purchasing the Notes will pay a purchase price of $990 per Note, and the placement agents with respect to sales made to such accounts will forgo any fees.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes. However, it is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.